August 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company Inc.
Registration Statement on Form N-2
File Numbers: 333-205540; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated August 6, 2015 from Asen Parachkevov of the Staff to Thomas Friedmann of Dechert LLP, outside counsel to the Fund.

For your convenience, the Staff’s comments are repeated in this letter, and each comment is followed by the applicable response. Concurrently, the Fund is filing pre-effective amendment no. 2 (“Amendment No. 2”) to its registration statement on Form N-2 (the “Registration Statement,” and the prospectus contained therein, the “Prospectus”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No. 2, as submitted and marked to show the changes from pre-effective amendment no. 1 to the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment.

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2.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Response: Although no exemptive or no-action relief has been, or is expected to be, requested with respect to the Registration Statement, the Fund received an order from the Commission on March 17, 2015 that granted the Fund an exemption from section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the 1940 Act permitting the Fund to participate in certain negotiated co-investments alongside other accounts managed by Eagle Point Credit Management LLC, the Fund’s investment adviser (the “Adviser”), subject to certain conditions.

3.	Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: The Fund hereby confirms that the Registration Statement has been filed with FINRA and that the FINRA examiner has notified the Staff verbally that no objections have been issued by FINRA with respect to the underwriting terms and arrangements.

4.	Please advise the Staff whether the Fund intends to supplement its registration statement pursuant to which its common and preferred shares are currently offered, in order to reflect the issuance of preferred stock. We may have additional comments.

Response: The Fund respectfully submits that the public offerings of the Fund’s common stock and preferred stock closed in October 2014 and May 2015, respectively, and the Fund is not currently offering shares of either its common stock or its preferred stock. The Fund undertakes to reflect outstanding preferred stock, if any, in future registration statements.

5.	Please explain in your response whether the CLO vehicles in which the Fund invests would be deemed to be investment companies under the 1940 Act but for the exceptions set forth in Section 3(c)(1) or 3(c)(7). Please explain to us why the Fund should not be subject to the same limits regarding investor qualifications (e.g. accredited investors and investment minimums) as registered funds of hedge funds and registered funds of private equity funds. In your explanation, please explain how the CLO vehicles are similar to, and different from, private funds, such as hedge funds and private equity funds. As part of your explanation, please also discuss: (1) the amount of leverage in the Fund’s CLO investments, including the average leverage of the Fund’s CLO investments that has the highest leverage (e.g. 10 times leverage); (2) whether the Fund has any limits on investment in a CLO investments that exceeds a certain amount of leverage, and (3) whether the managers of the CLO are generally entitled to performance fees, and what those performance fees are based on (e.g. limited to income, or also include performance fees on capital gains).

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Response: Although we expect that substantially all of the CLOs whose securities the Fund may acquire would be deemed to be investment companies under the 1940 Act but for the exception set forth in Section 3(c)(7) of the 1940 Act,1 the Fund notes that it invests in securities issued in capital market transactions and not hedge fund or private equity fund interests. As noted by the Staff, the Fund acknowledges that registered funds of private investment funds2 (each a “Registered FOPF”) have historically adhered to certain investor eligibility standards and investment minimums and, as such, have historically not listed their shares on a national securities exchange.3 However, the Fund respectfully notes that not all issuers that rely on Section 3(c)(7) of the 1940 Act are private investment funds and many issuers that rely on Section 3(c)(7) do not present the same risks or considerations as private investment funds.4 In many cases, issuers choose to rely on Section 3(c)(7) because doing so is simple, convenient and well-understood. Such issuers may not have considered whether another exception would be available.

[1]	In our experience, some issuers that appear to be relying on Section 3(c)(7) based on their disclosures and offering practices could also potentially rely on other exceptions such as Section 3(c)(5) or Rule 3a-7.

[2]	For ease of reference, hedge funds and private equity funds are referred to collectively in this letter as “private investment funds”.

[3]	See Implications of the Growth of Hedge Funds, Staff Report to the United States Securities and Exchange Commission (Sep. 29, 2003) at nn. 237 and 250 (and accompanying text) (“2003 Hedge Fund Report”). The Fund notes that the Staff expressly stated that certain of these investor qualifications are not required by law. Id. at n. 239 (and accompanying text) (“[r]egistered [funds of hedge funds], however, may lower or eliminate the investment minimum at any time because this investment qualification is not required by law.”) (emphasis added).

[4]	Many issuers that are not private investment funds rely on Section 3(c)(7) as a default matter as it is a relatively simpler exception to meet from investment company regulation than the other available exceptions and exemptions under the 1940 Act, which require detailed analysis of an issuer’s characteristics. For an issuer to rely on Section 3(c)(7), all of the outstanding securities of the issuer must be owned by persons who are “qualified purchasers” at the time of acquisition of the securities. In this respect, an issuer’s reliance on Section 3(c)(7) to issue its securities can be seen as being similar to an issuer’s reliance on Rule 144A under the Securities Act of 1933, as amended, to issue unregistered securities to “qualified institutional buyers.” As the Staff is aware, open-end and closed-end registered investment companies routinely invest in Rule 144A securities that a retail investor could not otherwise directly acquire.

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The Fund respectfully submits that: (i) the Fund is fundamentally different from a Registered FOPF; and (ii) the CLOs themselves are clearly distinguishable from the private investment funds in which a typical Registered FOPF invests. As detailed further below, CLOs possess certain attributes that distinguish them from a typical private investment fund, including the following: (i) CLOs pursue narrowly defined long-only investment mandates, (ii) CLOs provide complete transparency to their investors, (iii) the management and performance fee structure of CLOs is not based on unrealized gains from underlying investments and (iv) CLO securities are issued with CUSIPs and are actively traded on a secondary market.

Accordingly, the Fund believes that restricting the ability of investors to invest in the Fund (whether by imposing certain eligibility criteria or by requiring higher investment minimums) is neither necessary nor desirable for the protection of retail investors in the Fund. The Fund respectfully submits that any such restriction could adversely impact the Fund’s stockholders by impairing the ability of the Fund to raise capital and the ability of the Fund’s stockholders to freely liquidate their shares, among other adverse effects.5

•	A CLO’s investment strategy is more straightforward than that of a typical private investment fund. CLOs, like nearly all forms of securitization, are long only vehicles that may only invest in a narrowly defined set of assets (e.g., secured corporate loans).[6] CLOs are subject to numerous portfolio compliance tests that must be adhered to and that are detailed in a CLO’s indenture. Compliance with these tests is monitored by each CLO’s trustee. These tests are discussed in more detail in the Prospectus. In addition, CLOs have contractual limitations on levels of trading activity. CLOs also do not hedge or leverage their positions through the use of derivatives (with a limited exception for hedging of interest rate risk for corporate loans). As a result, a CLO’s return is principally derived from the interest income received from its loan portfolio rather than from capital gains on that portfolio. Given these attributes, a CLO’s investment strategy (and the Fund’s strategy of investing in securities issued by CLOs) is relatively straightforward to understand as compared to a typical private investment fund’s investment strategy. Further, a CLO’s investment program is contractually required to remain consistent over time.

[5]	The Fund’s common stock and preferred stock are listed on the New York Stock Exchange. Accordingly, in response to information reported by the Fund or for any other reason, the Fund’s current stockholders may freely sell their shares on the open market. As of August 10, 2015, the Fund’s common stock traded at an approximate 9% premium to its estimated net asset value as of June 30, 2015. We believe the Fund’s transparency into the underlying loan portfolios of its CLO investments (as discussed below) is a significant reason why investors may be willing to pay a premium to NAV for the Fund’s common stock.

[6]	By contrast, and as discussed below, most hedge funds are permitted to invest in nearly any kind of investment. Although some have investment objectives and restrictions that serve as practical limits on the types of investments that can be made, very few, if any, hedge funds are as restricted in their investment activities.

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By contrast, many hedge funds reserve the ability to engage in complex and varied trading strategies and may utilize hedging techniques to either increase returns or modify portfolio risk profiles. Such private investment funds typically may engage in significantly higher levels of trading activity than CLOs. In addition, unlike a CLO which generates its returns primarily from interest income received from its loan portfolio, typical private equity funds, and many hedge funds, primarily generate a significant portion of returns from capital gains on underlying portfolio investments.

Because of their simpler and more consistent investment strategy and approach, the Fund respectfully submits that CLOs do not raise issues regarding the ability of a retail investor to understand a CLO’s core investment strategy in the same way that a typical private investment fund does.7

•	On a monthly basis, the Fund has complete transparency into the underlying loan portfolios and loan portfolio transactions of the CLOs whose securities the Fund holds. By contrast, transparency for private investment funds is dependent upon the reporting provided by the private investment fund’s sponsor or the contents of the annual audit report. The Fund receives a monthly report from each CLO’s trustee that lists all of the loans held in that CLO’s portfolio as well as all portfolio transactions that occurred in the portfolio during the month.[8] The trustee that provides this report is an independent third party unrelated to the CLO’s collateral manager. This information allows the Fund to report summary underlying portfolio characteristics, including the Fund’s top 10 overall loan obligor and industry exposures. The Fund has begun to report this information on a monthly basis from May 2015. The ability of Fund investors to have access to such information, and the ability of the Fund to report such information on a regular basis, significantly distinguishes the Fund from typical Registered FOPFs that invest predominantly in hedge funds.

[7]	As noted in the 2003 Hedge Fund Report, Registered FOPFs “typically disclose the various investment strategies that the underlying hedge funds may employ, including, in some cases, the impact of style shifts in underlying hedge funds on the [Registered FOPF’s] ability to achieve its stated investment objective.” 2003 Hedge Fund Report at 72. As described above, each CLO has the same (or substantially similar) investment strategy and the need to explain multiple investment strategies and issues relating to style shift are not applicable to CLOs.

[8]	The Fund notes that this level of transparency exceeds even that which registered investment companies are required to make available both in terms of frequency and level of information as these reports are produced monthly and provide not only a snapshot of portfolio positions, but also information regarding each portfolio transaction during the reporting period.

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Registered FOPFs typically do not have this level of information regarding the portfolio holdings and characteristics of the underlying private investment funds (and to the extent any such information is provided to a Registered FOPF, such information would likely be provided by a private investment fund’s manager or sponsor rather than a third party).9 As a result, such Registered FOPFs would be unable to provide reporting that may be important to retail investors or that otherwise provides insight on the private investment fund’s overall risk profile.

•	The SEC specifically distinguished CLOs (which are nearly always “securitized asset funds”) from “hedge funds” and “private equity funds” through definitions of these terms in Form ADV and Form PF. In requiring issuers that rely on Section 3(c)(7) under the 1940 Act to be classified on Form ADV and Form PF, the Commission has expressly recognized that not all Section 3(c)(7) issuers are alike. Form ADV and Form PF identify several categories of such issuers, including “hedge fund,” “private equity fund” and “securitized asset fund.” A “securitized asset fund” is defined as any private fund whose primary purpose is to issue asset backed securities and whose investors are primarily debt-holders.[10] In practice, based on our understanding of how CLOs are operated, all CLOs should be classified as “securitized asset funds” and, as a result, no CLO will be classified as a hedge fund or private equity fund for purposes of Form ADV and Form PF. The Commission’s definitions for purposes of classifying private funds make clear that the Commission recognizes a meaningful distinction between issuers such as CLOs on the one hand and hedge funds and private equity funds on the other.

•	Unlike a typical private investment fund, valuation of the CLO equity and debt securities acquired by the Fund is not reliant on any CLO collateral manager’s valuation policies and procedures. The CLO equity and debt securities held by the Fund are valued by the Fund pursuant to the Fund’s own valuation process, policies and procedures. As noted above, the Fund generally has access to more information regarding the CLO’s loan securities than an investor in a typical private investment fund. Pursuant to the Fund’s valuation process, the Fund (i) considers observable transactions of identical and similar CLO securities in the primary and secondary market, (ii) obtains monthly marks from one or more broker/dealers that are active in dealing in the same or similar CLO securities and (iii) utilizes the services of an independent third party valuation agent. Further, the Fund’s valuation policies and procedures include the use of a quantitative model that incorporates various assumptions regarding the underlying loan portfolio of a CLO. As a result, the Fund is not reliant on a partnership statement or other similar document from a CLO’s collateral manager in order to value its portfolio of securities. By contrast, an investor in a typical private investment fund (such as those invested in by a Registered FOPF) receives periodic statements from the private investment fund’s sponsor that value that investor’s interest in the private investment fund using the sponsor’s valuation policies and procedures.[11] As a result, a Registered FOPF typically is more dependent on the valuation information provided by the sponsors of the private investment funds in which it invests than the Fund.

[9]	The Staff has previously noted that a lack of transparency in the hedge fund context raises various concerns for Registered FOPFs, including a limited ability of a Registered FOPF to ascertain the diversification of its underlying portfolio. This limitation, according to the Staff, also inhibits the ability of a retail investor to ascertain this information, thereby potentially resulting in such investor taking on more risk than desired. See 2003 Hedge Fund Report at 82.

[10]	A “hedge fund” is defined in Form ADV as “any private fund (other than a securitized asset fund)” that meets certain criteria and a “private equity fund” is defined as any private fund that is not, among other things, a securitized asset fund.

[11]	See 2003 Hedge Fund Report at 72 (“Most [Registered FOPFs] disclose that one of the factors that they rely on to value their interests in hedge funds is valuation information provided to them by the advisers to the underlying hedge funds. [Registered FOPFs] also typically disclose that they generally lack access to the information that would be needed to confirm independently the accuracy of valuation information provided by the underlying hedge funds.”). See also id. at 81 (“[t]here are no readily available market prices for hedge fund securities.”).

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•	A CLO’s collateral manager typically earns an annual management fee, which is a specified percentage (typically 0.50%) of total assets per year and which is similar in nature to a servicing fee in a MBS securitization, and has the potential to earn performance fees based predominantly on the cash income generated from the loans held in the CLO’s portfolio. In contrast, a private investment fund’s performance fee or carried interest is generally based on unrealized and realized gains. CLO performance fees, if payable, are only paid to a CLO collateral manager after the CLO’s internal rate of return for equity investors (based solely on cash flows) crosses a specified threshold percentage (typically a full return of equity capital plus an annualized return of 12%) (a “hurdle” rate). CLO performance fees generally are a specified percentage (typically 20%) of the cash on cash returns paid out once the hurdle rate (including a full return of equity capital to the CLO equity holders) has been achieved. The vast majority of these cash returns are comprised of interest payments received by the CLO on the underlying loans in its portfolio. The remaining balance of such returns is comprised of realized gains on the sale of such loans, if any. No part of such performance fees are derived from unrealized gains on the loans held in a CLO’s portfolio.[12] By contrast, performance fees payable or allocable to a hedge fund manager are typically derived predominantly from income and realized and unrealized capital gains (depending on the investment strategy involved), and carried interest allocated to a private equity fund sponsor is typically derived predominantly from realized capital gains.

[12]	The Fund notes that one of the elements in the definition of a “hedge fund” in Form ADV includes the payment of a performance fee that takes into account unrealized gains.

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•	The Fund invests in securities issued by CLOs rather than in interests in a private investment fund that is the equivalent of a hedge or private equity fund. As noted in the Prospectus, the CLOs targeted by the Fund typically are self-liquidating securitization vehicles established to hold a portfolio of secured corporate loans. The equity and debt securities issued by these CLOs typically (i) each have their own CUSIP numbers, (ii) trade on a secondary market via broker-dealers that is independent of, and typically, without the knowledge of, a CLO’s collateral manager, servicer, sponsor or trustee, (iii) settle electronically via DTC, similar to other fixed income securities and (iv) when transactions in such securities occur, are reported to TRACE. Because of this secondary market, securities issued by a CLO have an independent value that may vary from the value of the underlying assets of the CLO. The secondary market for securities issued by CLOs is active. According to a recent report from Morgan Stanley, secondary trading in below investment grade and unrated securities issued by CLOs ranged between $1 and $4 billion per month each month over the past year. At the midpoint of such range over a period of 12 months (approximately $30 billion), the Fund believes that secondary market trading in such securities is greater than the aggregate volume of such securities issued in the primary market over the same time frame.

These characteristics differ significantly from an interest in a typical private investment fund held by a Registered FOPF in that, in the case of such interests in a private investment fund: (i) the Registered FOPF acquires non-CUSIP interests in the private investment funds and is reliant on the sponsor of the underlying private investment funds for valuation and liquidity, (ii) any such liquidity depends on the redemption features set forth in the private investment fund’s governing documents, the nature of the underlying investment instruments held by the private investment fund and, potentially, the redemption/subscription activities of other participants in the fund, and (iii) a Registered FOPF must receive the approval of the private investment fund’s sponsor in order to transfer its interest in the fund in a secondary transaction or otherwise outside of the private investment fund’s general redemption provisions.

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The Fund respectfully submits that the appropriate comparison for the CLO securities acquired by the Fund are the securities issued by other securitization vehicles where assets are held by a third party trustee for the benefit of the holders of a securitization’s securities (e.g., CMBS, MBS, ABS).13 The Fund additionally notes that these other securities, as well as securities issued by CLOs, are routinely held by open-end and closed-end registered investment companies without imposition of investor qualification requirements.14

In addition, in response to the Staff’s specific questions, following is more detail regarding the leverage in the Fund’s CLO investments.

•	CLO Leverage. CLOs incur levels of leverage similar to other issuers (e.g., banks) that hold similar assets to CLOs in connection with their operations and whose securities are routinely held by registered open-end and closed-end investment companies. CLOs are similar to essentially all forms of securitization, where senior tranches provide leverage to subordinate tranches. For example, in many CMBS securitizations, the leverage to the junior classes is meaningfully greater than in CLOs. Although the Fund has no express limits regarding the leverage ratio of a particular CLO investment, a CLO’s leverage ratio is a factor the Adviser carefully considers in analyzing and selecting investments for the Fund. As disclosed in the Prospectus under the headings “Prospectus Summary—Summary Risk Factors—Leverage Risk” and “Risk Factors—Risks Related to Our Investments—Our investments may be highly subordinated and subject to leveraged securities risk”, equity securities issued by CLOs are very highly leveraged, with such securities typically incurring leverage of nine to 13 times. None of the Fund’s CLO equity investments as of March 31, 2015 exceeded this range. In response to the Staff’s comment, the Fund supplementally notes that the Fund’s CLO equity investments, which as a category exhibit the highest degree of leverage in the Fund’s portfolio, had a weighted average leverage ratio of 11:1 as of March 31, 2015 (based on each investment’s fair value as of such date).

[13]	The Commission’s recent joint rulemaking issued with several other U.S. federal agencies requiring credit risk retention for certain securitizations, including CLOs, makes clear that the Commission also shares this view. See Credit Risk Retention, SEC Rel No. 34-73407, 79 Fed. Reg. 77602 (Dec. 24, 2014) (“CLOs clearly meet the definition of “asset-backed security” set forth in section 3 of the [Securities Exchange Act of 1934, as amended]….”).

[14]	Upon a review of the Form N-CSRs and Form N-Qs filed by several registered investment companies, the Fund notes that such investment companies’ investments in CLOs are typically grouped together with their investments in other securitizations under the category “Asset-Backed Securities” (or a similar moniker). Certain of such investment companies hold a significant amount of securities issued by asset-backed securitizations, including securities issued by CLOs.

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Cover Page

6.	It is disclosed that the Fund does not intend to list the Notes on an exchange. Please include the following additional disclosure: “Thus, an investment in the Notes may not be suitable for investors who may need the money they invest in a specified timeframe.”

Response:	The Fund has revised the disclosure in the Prospectus consistent with this comment.

Prospectus

7.	Please provide additional details regarding the structure and operation of loan accumulation facilities. In your response, please address the concerns raised by Comment 5 above.

Response: The Fund respectfully notes that page 10 of the Prospectus generally describes loan accumulation facilities under the bullet “Loan Accumulation Facilities Risk” and that page 35 of the Prospectus further describes certain risks relating to such facilities. The Fund has added additional disclosure explaining that loan accumulation facilities are short- to medium-term facilities often provided by the bank that will serve as the placement agent or arranger on a CLO transaction. Loan accumulation facilities typically incur leverage between four and six times prior to a CLO’s pricing. The Fund notes that loan accumulation facilities and CLOs are similar in many respects, with the distinctions highlighted in the relevant risk factor disclosures in the Prospectus. Accordingly, the discussion in the Fund’s response to Comment 5 applies equally to loan accumulation facilities (as applicable) except that loan accumulation facilities typically have leverage ratios that are substantially lower than those of a CLO and securities issued by a loan accumulation facility are not typically issued with a CUSIP number. Despite the lack of CUSIP, the legal form of the Fund’s investments in loan accumulation facilities are similar to the Fund’s CLO equity investments.

8.	In your response, please explain to the Staff how the Fund is able to compile the information regarding loan and borrower characteristics underling the CLOs in which the Fund invests? Have the CLO vehicles provided the Fund with portfolio information as of March 31, 2015?

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Response: As noted in the response to Comment 5, the information regarding underlying loan and borrower characteristics are compiled using monthly reports from trustees of the CLOs. These reports are described under the heading “Business—Investment Process—Monitoring” in the Prospectus. These reports have been provided monthly by each CLO’s third party trustee since the Fund’s inception, including for March 2015, and the Fund intends to use such reports to prepare monthly statistics regarding the characteristics of underlying loans and borrowers to which the Fund has exposure through its CLO investments for each month beginning from May 2015.

9.	It is stated that the Fund has made three quarterly distributions on its common stock, representing a 12% annualized rate of distribution. The disclosure states that 45% and 32%, respectively, of the two first two distributions represent return of capital. Please explain briefly the tax consequences for shareholders of receiving distributions that may be characterized as return of capital.

Response: The Fund has revised the disclosure in the Prospectus consistent with this comment.

Prospectus Summary – Summary Risk Factors – First Loss Risk of CLO Equity and Subordinate Securities

10.	Please include additional disclosure that CLO vehicles are highly leveraged and provide the average leverage of the CLO vehicles in which the Fund invests (see Comment 5 above), which subjects the Fund’s investments, i.e. CLO equity and debt tranches, to higher risk of total loss. Please also include the disclosure on the Cover Page.

Response: As noted in the response to Comment 5, the Fund respectfully notes that the disclosure in the Prospectus under the headings “Prospectus Summary—Summary Risk Factors—Leverage Risk” and “Risk Factors—Risks Related to Our Investments—Our investments may be highly subordinated and subject to leveraged securities risk” states that CLO equity and junior debt securities are very highly leveraged, with CLO equity securities typically incurring leverage of nine to 13 times. As also noted in the response to Comment 5, none of the Fund’s investments as of March 31, 2015 had a leverage ratio that exceeds this range. The Fund respectfully submits that the disclosure of this range with a top end of 13 times leverage is more meaningful to investors in the Fund than a snapshot of the weighted average leverage ratio of the Fund’s CLO and CLO-related investments, which will vary period to period based on the relative mix of loan accumulation facilities and CLO securities held by the Fund and which, depending on such mix on any given date, may in fact be lower than nine times leverage.

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Accordingly, the Fund has not included a snapshot of the weighted average leverage ratio of the CLOs that comprise its portfolio. The Fund has, however, revised its disclosure on the Cover Page to include disclosure similar to that included under the headings “Prospectus Summary—Summary Risk Factors—Leverage Risk” and “Risk Factors—Risks Related to Our Investments—Our investments may be highly subordinated and subject to leveraged securities risk”.

The Offering – Use of Proceeds

11.	Please disclose whether proceeds from the notes offering may be used to maintain the Fund’s distribution rate. We may have additional comments.

Response: The Fund has revised its disclosure to note that, while the Fund intends to use the net proceeds from this offering to acquire investments in accordance with the Fund’s investment objectives and strategies, to the extent that any proceeds have not been deployed prior to the Fund’s next distribution to stockholders, it is possible that a portion of the proceeds may be used to pay such distribution.

The Fund supplementally notes that the portion of each distribution to common stockholders that represents a return of capital has decreased in each such distribution since the Fund’s IPO, with the Fund estimating that 22% of the distribution paid on July 31, 2015 was comprised of a return of capital as compared to 45% and 32% for the prior two distributions, respectively. The Fund anticipates that cash flows from its investments should be sufficient to cover the Fund’s distributions to common stockholders beginning with the distribution the Fund expects to pay in the first quarter of 2016.

Business – Overview of Senior Secured Loans

12. The graph illustrating the lagging 12-month default rate of the S&P/LSTA Leveraged Loan Index appears to be missing years 2004, 2008 and 2012 on the x-axis. Please explain in your response.

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Response: The Fund has revised the distance between labels on the x-axis of the applicable chart to equal one year, so that each year in the period covered by the chart is labeled in Amendment No. 2.

Business – Temporary Defensive Position

13.	The disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or short-term fixed income securities. Please explain that taking a defensive position may not be possible given the illiquid nature of the Fund’s investments.

Response: The Fund has revised the disclosure in the Prospectus consistent with this comment.

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 or by email at thomas.friedmann@dechert.com or Philip T. Hinkle at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.
Anna T. Pinedo, Morrison & Foerster LLP